DERMASENSOR INC.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: DermaSensor, Inc. Management

We have reviewed the accompanying financial statements of DermaSensor, Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

July 7, 2026

DERMASENSOR INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	5,383,305	5,374,031
Accounts Receivable		37,702	277
Prepaid Expenses		101,892	87,525
Other Current Assets		157,766	155,344
Total Current Assets	$	5,680,666	5,617,177
Non-Current Assets:			
Fixed Assets, Net	$	25,520	17,527
Rental Product Inventory, Net		660,008	366,364
ROU		42,337	140,904
Total Non-Current Assets		727,865	524,794
TOTAL ASSETS	$	6,408,531	6,141,971
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	483,463	388,605
Accrued Expenses & Other Current Liabilities		635,126	416,762
Deferred Revenue		93,931	10,780
Lease Liability- Current		42,337	102,700
Total Current Liabilities	$	1,254,856	918,847
Non-Current Liabilities:			
Lease Liability	$	(0)	38,204
Total Non-Current Liabilities	$	(0)	38,204
TOTAL LIABILITIES		1,254,856	957,051
EQUITY			
Common Stock	$	26	26
Preferred Stock		35,338	30,529
Additional Paid in Capital		43,665,607	37,004,177
Accumulated Deficit		(38,418,811)	(31,718,854)
Accumulated Other Comprehensive Income		(128,484)	(130,958)
TOTAL EQUITY	$	5,153,675	5,184,920
TOTAL LIABILITIES AND EQUITY	$	6,408,531	6,141,971

See Accompanying Notes to these Unaudited Financial Statements

DERMASENSOR INC.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	418,596	107,717
Cost of Goods Sold		(99,407)	(31,772)
Gross Profit	$	319,189	75,945
Operating Expenses			
General & Administrative Expense	$	6,799,177	6,309,527
Advertising & Marketing		922,404	381,866
Research & Development		1,211	1,111
Depreciation Expense		6,730	2,646
Total Operating Expenses		7,729,522	6,695,150
Total Loss from Operations	$	(7,410,333)	(6,619,205)
Other Income (Expense)			
Exchange Gain/Loss	$	1,070	-
Other Income		709,307	187,264
Total Other Income (Expense)		710,376	187,264
Net Income (Loss)	$	(6,699,957)	(6,431,942)

See Accompanying Notes to these Unaudited Financial Statements

DERMASENSOR INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | Retained Earnings | | Total Shareholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	AOCI	Equity
Beginning balance at 1/1/24	29,118,729	26	247,751,264	24,775	29,005,526	(25,286,912)	(106,713)	3,636,702
Issuance of Series B-1 Preferred Stock	-	-	43,626,578	4,363	6,215,042	-	-	6,219,405
Issuance - conversion of SAFE to Series B-3 Preferred Stock	-	-	13,912,700	1,391	1,783,609	-	-	1,785,000
Net income (loss)	-	-	-	-	-	(6,431,942)	(24,244)	(6,456,186)
Ending balance at 12/31/25	29,118,729	26	305,290,542	30,529	37,004,177	(31,718,854)	(130,958)	5,184,920
Issuance, net of syndication costs, Series B-2 Preferred Stock	-	-	48,087,121	4,809	6,661,430	-	-	6,666,239
Net income (loss)	-	-	-	-	-	(6,699,957)	2,473	(6,697,484)
Ending balance at 12/31/25	29,118,729	26	353,377,663	35,338	43,665,607	(38,418,811)	(128,484)	5,153,675

See Accompanying Notes to these Unaudited Financial Statements

DERMASENSOR INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(6,699,957)	(6,431,942)
Adjustments to reconcile Net Income to Net Cash used in operations:			
Depreciation Expense		6,730	2,646
Accounts Receivable		(37,426)	(277)
Prepaid Expenses		(14,367)	(87,529)
Other Current Assets		(2,422)	(15,476)
Accounts Payable		94,858	35,294
Accrued Expenses and Other Current Liabilities		218,364	397,304
Deferred Revenue		83,151	10,780
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		348,888	342,742
Net Cash provided by (used in) Operating Activities	$	(6,351,069)	(6,089,200)
INVESTING ACTIVITIES			
Fixed Assets		(294,908)	(365,917)
Net Cash provided by (used in) Investing Activities	$	(294,908)	(365,917)
FINANCING ACTIVITIES			
Preferred Stock	$	4,809	5,754
Additional Paid in Capital		6,472,368	7,998,651
Equity Issuance Costs Paid		189,061	-
Net Cash provided by (used in) Financing Activities	$	6,666,239	8,004,405
Effect of exchange rate changes on cash and cash equivalents	$	(10,986)	(29,307)
Cash at the beginning of period		5,374,030	3,854,049
Net Cash increase (decrease) for period	$	9,275	1,519,981
Cash at end of period	$	5,383,305	5,374,030

Supplemental Disclosures of NonCash Investing and Financing Activities:
Right-of-use assets obtained in exchange for new operating lease liabilities: $148,929 for the year ended December 31, 2024

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

DermaSensor, Inc. (the "Company") was incorporated under the laws of the State of Delaware on May 26, 2009. Headquartered in Miami, Florida, the Company is engaged in the development and commercialization of the DermaSensor medical device, an innovative technology utilized by healthcare providers for skin examinations and the early detection of skin cancer.

The Company generates revenue primarily through a device subscription model (SaaS/Device-as-a-Service), wherein customers pay a monthly subscription fee that entitles them to rent the device for either limited or unlimited patient scans. The Company commercializes its products directly to customers in the United States, as well as globally through its subsidiaries and third-party distributors.

The Company conducts its international operations through the following wholly-owned subsidiaries:

- DermaSensor GmbH: Formed on July 2, 2020, and registered in Düsseldorf, Germany. DermaSensor, Inc. is the sole shareholder. The subsidiary's principal operations include the trade of medical equipment (specifically for skin examinations), accessories, and spare parts, as well as providing technical service and medical equipment consulting.
- DS Research Pty Ltd: Incorporated on April 3, 2018, in Victoria, Australia, as a proprietary company limited by shares. DermaSensor, Inc. is the sole registered shareholder of the entity.
- Dermasensor PTY Ltd: Incorporated on June 26, 2018, in Victoria, Australia, as a proprietary company limited by shares
- DermaSensor, Inc is the sole registered shareholder of the entity.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is subject to a number of risks associated with early-stage medical device companies. The Company has experienced significant operating losses and relies heavily on investor capital to sustain operations and finance these losses. The Company's future success is largely dependent on its ability to successfully commercialize the DermaSensor device and continue to raise capital from existing and new investors. To mitigate these risks, management is actively engaged in ongoing fundraising efforts and is focused on accelerating sales growth.

The Company is vulnerable to the risk of a severe near-term impact due to a significant concentration in its supply chain. Currently, the Company's device rental product is sourced entirely from a single supplier.

Any disruption in the relationship with this sole manufacturer or their ability to produce the devices could materially and adversely affect the Company's operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

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Basis of Consolidation – Foreign Operations

The accompanying consolidated financial statements include the accounts of DermaSensor, Inc. (the "Company") and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's wholly owned subsidiaries are as follows: DermaSensor GmbH, a German limited liability company formed on July 2, 2020, of which DermaSensor, Inc. is the sole shareholder; DS Research Pty Ltd, an Australian proprietary company limited by shares registered on April 3, 2018, of which DermaSensor, Inc. holds 100% of the issued ordinary shares; and DermaSensor Pty Ltd (formerly LumaSera Pty Ltd), an Australian proprietary company limited by shares registered on June 26, 2018, of which DermaSensor, Inc. holds 100% of the issued ordinary shares.

The reporting currency of the Company is the United States Dollar ("USD"). The functional currency of the Company's foreign subsidiaries is their respective local currency; the functional currency of DermaSensor GmbH is the Euro ("EUR"), and the functional currency of both DS Research Pty Ltd and DermaSensor Pty Ltd is the Australian Dollar ("AUD"). Foreign currency matters are accounted for in accordance with ASC 830, Foreign Currency Matters.

The assets and liabilities of these foreign subsidiaries are translated into USD at the exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates in effect during the reporting period. Resulting translation adjustments are included in accumulated other comprehensive income (loss) within stockholders' equity as a separate component. Foreign currency transaction gains and losses, if any, are recognized in the consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $5,383,305 and $5,374,031 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable primarily consist of amounts due from private medical practices and health systems, which are granted payment terms and generally remit payment via check, ACH, or wire transfer. For the majority of the Company's customers, sales are not performed on credit; rather, customers are required to provide a credit card that is charged at the beginning of each monthly subscription period.

As of December 31, 2025 and December 31, 2024, there are no receivables due from employees or related parties. Additionally, no accounts receivable have been pledged as collateral, sold at a discount, or handed over to a third

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party for collection. There have been no changes to customer contracts that would cause significant delays in payments expected to be received within the next 12 months.

Components of Accounts Receivable

Description	2025	2024
Accounts Receivable	37,702	277
Less: Allowance for Doubtful Accounts	-	-
Totals	**37,702**	**277**

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance for employee benefits and insurance, software and information technology services, professional and legal services, marketing and conference activities, regulatory fees, and various memberships and subscriptions that benefit future periods. As of December 31, 2025, prepaid expenses totaled $103,292, compared to $86,227 as of December 31, 2024. Prepaid amounts are expensed on a systematic basis over the terms of the related policies, contracts, or service periods, which generally range from one to twelve months.

The Company's prepaid expenses as of December 31, 2025 and 2024 primarily include health insurance and other employee benefit premiums; SaaS and IT-related services such as compliance, CRM, collaboration and hosting platforms; professional, legal and consulting fees; conference, marketing, and promotional costs; regulatory and compliance fees; and other advance payments related to the Company's operations. Management periodically reviews prepaid balances to confirm that the underlying services are expected to be received and that amounts remain recoverable; any amounts determined to be no longer recoverable are expensed in the period such determination is made.

Other Current Assets

Other current assets consist primarily of a refundable security deposit related to the Company's facilities and demo medical devices. The security deposit is recorded at the amount paid and is expected to be recovered in full in the normal course of business, either through refund or application at the end of the underlying agreement term.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Rental assets consist of DermaSensor medical devices that are accessed by customers in connection with their subscription. The Company considers rental product to be a long-term productive asset and, as such, classifies it as noncurrent on the balance sheet. Rental product inventory is stated at cost, less accumulated depreciation. The

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Company depreciates rental product, over the estimated useful life of the asset, five years, using a straight-line method.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Rental Assets	5	718,626	376,016
Medical Equipment	5	188,656	188,656
Computer Equipment	3	31,704	16,980
Less Accumulated Depreciation		(253,457)	(197,761)
Totals		**685,528**	**383,890**

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company generates revenue primarily through a device subscription model. Most subscription contracts are a one-year contract that auto-renew at 12 months unless notified in writing prior to renewal and also include an option for the customer to cancel the contract within the initial cancellation period, as defined in the contract. Customers pay a monthly subscription fee that entitles them to rent the DermaSensor device for either limited or unlimited lesion scans. The Company's primary performance obligation is the delivery of the device and the provision of the scanning functionality, where the scan output is displayed on the device for the provider and patient at the time of use.

The majority of customers are private medical practices and are not granted credit terms; instead, they are required to provide a credit card at the time of purchase, which is subsequently charged at the beginning of each subscription period. Larger hospitals and health systems are generally granted standard payment terms and remit payment via check, ACH, or wire transfer.

Customers are required to pay for one subscription period upfront at the time of subscribing. To accommodate any delay between the time a customer subscribed and the actual fulfillment of the device, the Company initially records these upfront payments as deferred revenue (a contract liability). Revenue is subsequently recognized over the subscription period once the device has been delivered and the Company begins satisfying its performance obligation.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

DERMASENSOR INC.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2025 and December 31, 2024

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General and Administrative

General, and administrative (G&A) expenses consist of costs not directly tied to the production or delivery of the Company's devices. These expenses primarily include travel, meals, printing, bank charges, regulatory licenses, and taxes incurred across the Company's US and foreign subsidiaries. Expenses incurred by the foreign subsidiaries (DermaSensor GmbH, DS Research Pty Ltd, and DermaSensor Pty Ltd) are translated into US Dollars at the average exchange rates in effect during the reporting period.

Research and Development

Research and development (R&D) costs are expensed as incurred. These expenses include FDA registration fees, product development, clinical studies, web hosting, and the maintenance of intellectual property (IP).

SHARE-BASED COMPENSATION AND WARRANTS

Equity Incentive Plan and Stock Options The Company maintains an Equity Incentive Plan to grant stock options to executives, employees, and advisors. During 2025 and 2024, the Company granted additional stock options under this plan, including options issued to employees and advisors in connection with commercial advisory agreements.

Outstanding Stock Warrants: The Company has historically issued warrants to purchase shares of Common Stock and Preferred Stock to various advisors, brokers, and stakeholders in connection with its financing and operational activities. As of December 31, 2025, and 2024, all outstanding warrants are fully vested.

The outstanding warrants consist of the following:
- Common Stock Warrants: 1,764,798 warrants issued on May 27, 2019, with an exercise price of $0.05 per share.
- Series A-1 Preferred Stock Warrants: 5,739,022 warrants issued on June 23, 2020, with an exercise price of $0.1184 per share.
- Series B-1 Preferred Stock Warrants: 8,147,498 warrants issued on August 11, 2022, with an exercise price of $0.1139 per share.

Management's Assessment of Fair Value and Expense Under US GAAP, the Company is generally required to recognize compensation expense for share-based payments (including both stock options and warrants) based on the fair value of the awards. A recent fair value assessment of the Company's equity indicated a fair value of $0.056 per share.

Management has evaluated the outstanding warrants and the recent stock option grants under the Equity Incentive Plan and determined that any share-based compensation expense and corresponding detailed disclosures related to these instruments are insignificant and immaterial to the consolidated financial statements taken as a whole. This conclusion is based on the historical issuance dates of the warrants, their fully vested nature, the exercise prices relative to the assessed fair value, and the amount of the awards relative to the overall financial position of the Company. Accordingly, no share-based compensation expense related to these warrants and stock options was recognized during the years ended December 31, 2025, and 2024.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

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	2025	2024
Net Operating Loss Carryforwards	(10,672,247)	(7,044,097)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(58,923)	(34,689)
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**(10,731,169)**	**(7,078,786)**
Less: Valuation Allowance	10,731,169	7,078,786
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	(10,731,169)	(7,078,786)
Valuation Allowance	10,731,169	7,078,786
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(1,406,991)	21.00%	(1,350,708)	21.00%
State taxes, net of federal benefit	(589,596)	8.80%	(566,011)	8.80%
Permanent differences	-	0.00%	-	0.00%

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Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	(1,996,587)	29.80%	(1,916,719)	29.80%

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

NOTE 3 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company accounts for its leases in accordance with FASB ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company leases office space under a non-cancelable operating sublease agreement. In November 2024, the Company executed a sublease agreement with a landlord for 2,054 square feet of office space located at 801 Brickell Ave, Suite 1610, in Miami, Florida. The sublease term commenced on or around December 1, 2024, and expires 18 months from the commencement date. The agreement includes an option to extend the term for two successive six-month periods. However, such renewals were not considered as part of the initial lease measurement as the Company was not able to conclude with a high degree of certainty that they would be exercised

Lease Costs and Obligations Under the terms of the sublease, the Company is required to pay a monthly Base Rent of $8,558.33, plus applicable sales taxes. In addition to Base Rent, the Company is responsible for its proportionate share of operating expenses, a monthly cleaning fee of $257, and monthly parking fees of $1,525.84 (representing 8 unreserved spaces at $190.73 per space). The Company also provided a security deposit of $18,628.48 in connection with this lease

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Lease expense

Operating lease expense		102,700	8,558
Total		102,700	8,558

Other Information

Operating cash flows from operating leases		102,700	-
ROU assets obtained in exchange for new operating lease liabilities		-	140,904
Weighted-average remaining lease term in years for operating leases		0.42	1.42
Weighted-average discount rate for operating leases		4.30%	4.30%

Maturity Analysis

	2025-12	-	102,700
	2026-12	42,792	42,792
	2027-12	-	-
	2028-12	-	-
	2029-12	-	-
Thereafter 2030-12		-	-
Total undiscounted cash flows		42,792	145,492
Less: present value discount		455	4,588
Total lease liabilities		42,337	140,904

NOTE 4 – LIABILITIES

Accounts payable represent amounts due to vendors and suppliers for goods and services received in the ordinary course of business. As of December 31, 2025, and 2024, the Company had accounts payable balances of $476,366 and $394,816, respectively.

Accrued Expenses and Other Current Liabilities Accrued expenses and other current liabilities represent obligations incurred but not yet paid as of the balance sheet date. For the Company, these balances consist primarily of:

- Payroll Liabilities: Includes obligations for 401(k) contributions, commissions, and Flexible Spending Account (FSA) withholdings. It also includes accrued bonuses, which are earned by executives and sales team members based on the achievement of specific sales targets (such as device volume and recurring revenue goals) and management by objectives (MBOs)
- Other Current Liabilities: Includes corporate credit card payables and sales tax payable.

NOTE 5 – EQUITY

Capital Structure and Authorized Shares Based on the Company's Seventh Amended and Restated Certificate of Incorporation filed in November 2024, the Company is authorized to issue 526,200,591 shares of Common Stock with a par value of $0.0001 per share, and 404,584,898 shares of Preferred Stock with a par value of $0.0001 per share.

DERMASENSOR INC.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2025 and December 31, 2024

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The authorized Preferred Stock is designated into the following series: 97,231,007 shares of Series A-1; 34,631,104 shares of Series A-2; 87,796,227 shares of Series B-1; 142,920,934 shares of Series B-2; 13,912,700 shares of Series B-3; and 28,092,926 shares of Series B-4.

Common Stock As of December 31, 2025, and 2024, the Company had 29,118,729 shares of Common Stock issued and outstanding.

Preferred Stock During the year ended December 31, 2025, the Company issued 48,087,121 shares of Series B-2 Preferred Stock, generating total net proceeds of $6,666,239. During the year ended December 31, 2024, the Company issued 43,626,578 shares of Series B-1 Preferred Stock and 13,912,700 shares of Series B-2 Preferred Stock to finance its ongoing operations, generating total proceeds of $8,004,405.

As of December 31, 2025, and 2024, the Company had 353,377,663 and 305,290,542 shares of Preferred Stock issued and outstanding, respectively.

Rights, Preferences, and Privileges of Preferred Stock The holders of the Company's Preferred Stock have the following rights, preferences, and privileges:

Voting Rights: Holders of Preferred Stock are entitled to vote together with the holders of Common Stock as a single class on an as-converted basis. Additionally, the Company's Board of Directors consists of five members. The holders of Series B-2, B-3, and B-4 Preferred Stock, voting together, are entitled to elect one director. The holders of Common and Preferred Stock (voting together) are entitled to elect three directors, and the final seat is reserved for the serving Chief Executive Officer.

Dividends: The Corporation cannot declare or pay dividends on Common Stock unless the holders of Preferred Stock first (or simultaneously) receive a non-cumulative dividend. This Preferred Stock dividend is calculated on an as-converted-to-Common-Stock basis to ensure they receive at least the amount they would have received had they converted their shares to Common Stock.

Liquidation Preference: In the event of any voluntary or involuntary liquidation, dissolution, winding up, or a Deemed Liquidation Event, the holders of Preferred Stock are entitled to receive, prior and in preference to the holders of Common Stock, an amount equal to one times their respective Original Issue Price plus any declared but unpaid dividends. The Original Issue Prices are $0.1184 for Series A-1, $0.09472 for Series A-2, $0.11139 for Series B-1, $0.14256 for Series B-2, $0.12830 for Series B-3, and $0.11405 for Series B-4.

If available assets are insufficient to pay the full liquidation preference, the assets will be distributed ratably among the holders of Preferred Stock. After this preferential payment, any remaining assets are distributed pro rata to Common Stockholders

Conversion Rights: Each share of Preferred Stock is convertible, at the option of the holder, at any time into shares of Common Stock. The initial conversion ratio is one-to-one, subject to anti-dilution adjustments for stock splits, combinations, or certain dilutive issuances. Furthermore, Preferred Stock will automatically convert into Common Stock upon a firm-commitment underwritten public offering resulting in at least $25,000,000 of net proceeds to the Company.

Accumulated Other Comprehensive Income (Loss): The Company reported Accumulated Other Comprehensive Income/Loss (AOCI) of $(128,484) and $(130,957) as of December 31, 2025, and 2024, respectively. This balance represents cumulative foreign currency translation adjustments. During 2025, the Company recorded other comprehensive income of $2,473, and during 2024, recorded an other comprehensive loss of $(24,244)

DERMASENSOR INC.
Notes to the Unaudited Consolidated Financial
Statements
December 31st, 2025 and December 31, 2024

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NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 7, 2026, the date these financial statements were available to be issued.

During the first half of 2026, the Company issued additional shares of Series B Preferred Stock, generating total consideration of $1,234,000. This subsequent financing consisted of:

Cash Proceeds: The Company received $234,000 in cash funding from various investors between February and April 2026.

Non-Cash Consideration: The Company issued $1,000,000 of Series B equity in March 2026 in exchange for advertising and marketing credits, pursuant to a non-cash media agreement.

No other events have occurred subsequent to the balance sheet date and through the date of evaluation that would require adjustment to or disclosure in the consolidated financial statements.